UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Shelf Registration in Japan for Future Equity Issuances

Tokyo, November 18, 2009 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to file a shelf registration statement (hakkotorokusho) in Japan in connection with the issuance of new shares as set forth below. The shelf registration enhances MUFG’s flexibility to issue shares of common stock in the future.

PARTICULARS

Type of Security	Shares of MUFG common stock

Effective Period	Within one year of the shelf registration becoming effective (from November 26, 2009 until November 25, 2010)

Offering Method	Public Offering in Japan

Expected Issue Amount	Up to ¥ 1 trillion

Expected Use of Proceeds	Proceeds from any future issuances are expected to be provided to The Bank of Tokyo-Mitsubishi UFJ, Ltd. to strengthen the overall group capital base.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing that MUFG has resolved to file a shelf registration regarding the issuance of new shares in Japan and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Any offering of securities will be made by means of a prospectus regarding the shelf registration and a supplement thereto that will contain detailed information about MUFG, its management, its financial statements and the securities offered. Investors should carefully review such prospectus and/or supplement thereto prior to making any investment decisions. This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.